Global Clean Energy Holdings, Inc.
6451 Rosedale Highway
Bakersfield, CA 93308
December 19, 2024
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Office of Industrial Applications of Services
Attention:     Michael Fay
        Li Xiao

Re:    Global Clean Energy Holdings, Inc.
Form 10-K For the fiscal year ended December 31, 2023
Filed April 6, 2024
Form 10-Q For the quarterly period ended September 30, 2024
Filed November 14, 2024
File No. 000-12627
Ladies and Gentlemen:
This letter sets forth the responses of Global Clean Energy Holdings, Inc. (the “Company,” “we,” “our” and “us”) to the comments set forth in the letter dated December 5, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance, Office of Industrial Applications of Services, of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2023 (our “2023 Form 10-K) and Form 10-Q for the quarterly period ended September 30, 2024 (our “September 2024 10-Q”).

For your convenience and to assist in your review, we have set forth below in bold the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto.

Form 10-K For the fiscal year ended December 31, 2023
Consolidated Financial Statements
Consolidated Statement of Operations, page F-6
1.We note you recorded $25.3 million in accretion in 2022 and $44.9 million in accretion in 2023 related to the Series C shares. Please explain to us why you did not increase your net loss by the amount of accretion in the statements of operations. Refer to ASC 260-10-45-11, ASC 480-10-S99-2, and ASC 480-10-S99-3A (20).
Response: We acknowledge the Staff’s comment and agree that the accretion of dividends on Series C preferred stock should have been included in the numerator for computing loss per share available to common shareholders, consistent with the guidance in ASC 260-10-45-11, ASC 480-10-S99-2, and ASC 480-10-S99-3A (20). This error has been identified and was corrected in

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the quarterly period ended June 30, 2024 (“June 2024 10-Q”) and the September 2024 10-Q. For the sake of clarity, dividends and accretion associated with the Series C preferred stock were previously recognized and disclosed in accordance with US GAAP and SEC reporting requirements in all material respects however, the error resulted from the exclusion of accretion of dividends on Series C preferred stock from the numerator of the loss per share computation. This error did not impact our consolidated balance sheets, consolidated statements of cash flows, or net income (loss) for any prior periods. Additionally, we evaluated the materiality of the error in accordance with SAB 99 and determined that while the error was quantitatively large, based on management’s evaluation of the factors outlined in SAB 99, the error was not material. We determined overall immateriality based on, but not limited to, the following:
•At the time of filing the 2023 Form 10-K and the September 2024 10-Q, the Company was largely in a pre-revenue stage, with insignificant amounts of revenue recognized from the sale of seed along with Camelina meal and oil. The primary focus of our investors and other stakeholders was on liquidity, cash outflows, the remaining estimated costs to be incurred before the facility becomes revenue-generating, and the projected timeline for the facility's start-up.
•The accretion of dividends recognized were non-cash in nature and all Series C shares were subsequently redeemed as of June 30, 2024. This redemption resulted in a reversal of all previous dividend accretion due to the treatment of difference between the redemption amount and the then-current carrying value under ASC 260-10-S99-2. As such, this was unlikely to impact the reader’s conclusion as to the Company’s overall financial position.
The disclosure included in the June 2024 10-Q is provided for reference below with a similar disclosure included in the September 2024 10-Q updated for impacted amounts for the three and nine months ended September 30, 2024:
“Correction of an Immaterial Error on Previously Issued Financial Statements

During 2024, the Company identified an immaterial error in the earning per share computation in the Consolidated Statements of Operations. The error resulted from the exclusion of accretion of dividends in the amounts of $11.9 million and $20.7 million on Series C preferred stock for the three and six months ended June 30, 2023, respectively, from the numerator for computing loss per share available to common shareholders. This resulted in increasing the basic and diluted loss per share by $0.28 and $0.49 for the three and six months ended June 30, 2023, respectively. The Company has corrected the previously reported amounts in these financial statements. The error does not impact the condensed consolidated balance sheets, the condensed consolidated statements of cash flows and net income (loss) for any of the prior periods. The Company will also correct previously reported financial information for this error in its future filings, as applicable.”

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We believe these disclosures in our June 2024 10-Q and our September 2024 10-Q appropriately address the identified error and clearly communicate the correction of previously reported financial information in compliance with ASC 250-10-50-7 through 250-10-50-10. Consistent with ASC 250-10-50-7 through 250-10-50-10, in our financial statements for the fiscal year ended December 31, 2024, we will revise our previously reported loss per common share for the year ended December 31, 2023, to correct this error and disclose the nature and effect of the correction.
Long-Lived Assets, page F-17
2.You disclose, in part, that various scheduling issues experienced to date with CTCI and other factors beyond your control have delayed the completion of the Facility. In addition, you disclose that EMOC terminated the POA due to failure to achieve the June 30, 2023 start date. As it relates to your accounting for the construction in process for the Facility, please address the following:
•Tell us whether you tested these assets for recoverability during 2023 the construction in process, as set forth in ASC 360-10-35-21 and 35-34;

Response: Yes, we acknowledged that the facts and circumstances described above indicate that the carrying value of the long-lived assets associated with the Project may not be recoverable as discussed in ASC 360-10-35-21. As a result, we tested the identified asset group for recoverability as of December 31, 2023.

•If you did not test these assets for recoverability, describe to us the basis for your determination;

Response: N/A, please refer to the response above.

•Identify for us the assets and liabilities that were grouped, as set forth in ASC 360-10-35-23.

Response: Bakersfield Renewable Fuels, LLC (“BKRF” or the “Project Company”) is a Delaware limited liability company that owns the Bakersfield Renewable Fuels Refinery (the “Refinery”). In May 2020, the Company purchased the Refinery and began the process of retooling and converting the plant into a state-of-the-art renewable fuels facility (the “Project”). When identifying the asset group, we considered several entity-specific operating characteristics (interdependency of revenue, interchangeability of assets, shared costs structures, etc.). More specifically, we focused on the assets, liabilities, and expected cash flows related to BKRF and the Project. In accordance with ASC 360-10-35-23 and ASC 360-10-35-24, we determined the “Asset Group” to include the property plant and equipment assets of the Refinery (the primary asset within the Asset Group), associated liabilities incurred for the construction of the Refinery (which primarily includes the EPC deferred payment liability), and environmental liabilities associated with the Refinery.

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We excluded the asset retirement liability pursuant to ASC 360-10-35-18. As discussed further in this response, we also excluded the Class B Unit Liability and outstanding loans under our Senior Credit Agreement, which were both associated with the construction of our Refinery.

•If you did test these assets for recoverability, describe for us the significant assumptions and amounts of your undiscounted cash flows analysis under ASC 360-10-35-17.

Response: We considered the guidance from ASC 360-10-35-29 in our determination of an appropriate estimate of the future cash flows related to the identified Asset Group. The significant assumptions used in determining the undiscounted cash flows are as follows:
Cash Flow Term
The period over which the estimated future cash flows used in the recoverability test shall be based on the remaining useful life of the primary asset within the asset group. We assessed the factors in ASC 360-10-35-32 and concluded that the Bakersfield Renewable Fuels Refinery was the primary asset thus the future cash flows used in the recoverability test were projected over the expected 30-year useful life of the Refinery.
Underlying Cash Flows
When developing the underlying cash flows of the asset group used in the recoverability test, we considered the following from ASC 360-10-35-30:
“Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity's own assumptions about its use of the asset (asset group) and shall consider all available evidence. The assumptions used in developing those estimates shall be reasonable in relation to the assumptions used in developing other information used by the entity for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or information communicated to others. However, if alternative courses of action to recover the carrying amount of a long-lived asset (asset group) are under consideration or if a range is estimated for the amount of possible future cash flows associated with the likely course of action, the likelihood of those possible outcomes shall be considered. A probability-weighted approach may be useful in considering the likelihood of those possible outcomes. See Example 2 (paragraph 360-10-55-23) for an illustration of this guidance.”
As disclosed within our 2023 Form 10-K we executed a Product Offtake Agreement with Exxon (“Exxon POA”) for the purchase of renewable diesel from the Refinery for a period of five years following the date the Facility commences commercial operations, with an option to extend the initial term. On May 19, 2023, Exxon provided a termination notice related to the Exxon POA due to operational delays. At the time this assessment was performed, we rejected Exxon’s attempt to terminate the agreement resulting in

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uncertainties of whether the POA would stay in place. As a result of the uncertainties, we developed two separate future cash flow projections to test the recoverability of the asset group, as follows: (1) future cash flows under the existing Exxon POA (“Exxon POA Scenario”), and (2) future cash flows under current market-based pricing (“Merchant Case Scenario”). A summary of the underlying cash flows developed under each scenario are detailed below:
1.Cash flows under the Exxon POA Scenario:
oThe projected cash flows under this scenario were determined using the contractual terms of the Exxon POA over the initial and renewal terms of the agreement through 2034, less estimated future operating costs, and adjusted for inflation thereafter to assume a terminal growth rate and cash flows over the remaining economic life of the Refinery. Even if the renewal terms, which the Company believed were probable at the time, were excluded, the cash flows projected under the Merchant Case Scenario for the period following the initial term would still support the recoverability of the asset group.

2.Cash flows under the Merchant Case Scenario:
oRevenue projections were based on market-based assumptions, including future renewable diesel demand and expected production volumes, anticipated market pricing, which incorporate compliance with governmental renewable standards (e.g., Renewable Fuel Standard (“RFS”) and Low Carbon Fuel Standard (“LCFS”), along with regulatory incentives such as the Blender’s Tax Credit (“BTC”) and the Clean Fuel Production Credit (“45Z”).
oFeedstock costs were estimated using forward market pricing for key feedstocks (soybean and canola oil).
oOperating costs, inclusive of capital maintenance expenditures, were based on management’s estimate of the Refinery’s long-term operating costs, with inflation adjustments over the projection period.

Probability-Weighted Approach
Considering the above, we believed it appropriate to consider the likelihood of retaining the POA with Exxon and thus referenced the following excerpt from ASC 360-10-35-30:

“…However, if alternative courses of action to recover the carrying amount of a long-lived asset (asset group) are under consideration or if a range is estimated for the amount of possible future cash flows associated with the likely course of action, the likelihood of those possible outcomes shall be considered. A probability-weighted approach may be useful in considering the likelihood of those possible outcomes. See Example 2 (paragraph 360-10-55-23) for an illustration of this guidance.”
As such, we applied a probability-weighted approach to the two scenarios discussed above to test the recoverability of the asset group. We assigned the following estimated

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probabilities to each scenario: Exxon POA Scenario (25%); Merchant Case Scenario (75%). In determining these weightings, we considered the following:
In 2023, we hired advisors to assist with a request for proposal process for a replacement offtake agreement.
Prior to December 31, 2023, we received two term sheets for replacement offtake agreements.
Given the expected litigation costs and uncertainty associated with negotiating with Exxon, we believed that the more likely case was the Merchant Case.
However, we would not assign zero probability to the Exxon POA scenario as Exxon had significant involvement in our Company through their board representation, their Preferred Stock investment, and their other warrants on the equity of Sustainable Oils, Inc., and Global Clean Energy Holding, Inc. As such, we viewed 25% as a reasonable estimate of the Exxon POA staying intact as of December 31, 2023.
Further, we noted that the weighting alone does not impact the assessment as both scenarios would pass on an undiscounted basis.
The weighted undiscounted cash flows for the Merchant Case Scenario and Exxon POA Scenario utilizing a 30-year useful life were significantly in excess of the carrying value of the Asset Group.
Other Cash Flow Assumptions
Capital expenditures to place Asset Group in service:
At the time the assessment was performed the Project was still in development. As a result, we included cash flows associated with all future expenditures necessary to develop the asset group along with the estimated interest payments that will be capitalized prior to the Project’s completion. As of December 31, 2023, we estimated $75.0 million of capitalized expenditures related to the asset group, and $25.0 million of future capitalized interest payments.
Treatment of contingent obligations:
Additionally, estimated cash flows shall include management’s best estimate of future cash flows related to any contingent obligations. The amended EPC Agreement executed on January 10, 2023, between BKRF and CTCI Americas, Inc., (“CTCI”) resulted in certain deferred payments owed by BKRF. Furthermore, we identified a contingent obligation that existed at December 31, 2023, relating to CTCI’s mediation and arbitration claims that we included in the potential cash flows associated with the loss contingency in our estimate. The amount of these deferred payments and the contingent obligation recorded on the balance sheet as of December 31, 2023, was equal to $602.2 million and the associated future cash flows were included in the recoverability test under ASC 360. Lastly, we determined that future cash flows resulting from future environmental costs were directly attributable to the asset group. As such, we included

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$16.1 million of future cash flows relating to the settlement of this obligation in our estimated undiscounted cash flows when testing for recoverability.
•Tell us whether the liability related to the Class B Units was included in the asset group and the basis for your determination;

Response: We acknowledge the Staff’s comment and note that the Class B Units are directly related to the settlement of Tranche A and Tranche B Loans of our Senior Credit Agreement, which relate solely to the Refinery. The Class B Unit liability was not included in the carrying value of the Asset Group, nor the undiscounted cash flows, as the cash flows associated with Class B Units are easy to identify; therefore, we are able to eliminate the cash flows associated with Class B Unit liability from the cash flows of other assets and liabilities of the Asset Group. Likewise, the liabilities related to outstanding amounts under the Senior Credit Agreement were also excluded from the Asset Group.
However, the inclusion or exclusion of liabilities associated with the Class B Units or the outstanding amounts under the Senior Credit Agreement, as well as their related cash flows, would generally not lead to a different conclusion in the recoverability test. Specifically, including these liabilities would reduce the carrying value of the Asset Group, with a corresponding reduction in the undiscounted cash outflows by the same amount. According to ASC 360-10-35-29, estimated undiscounted cash outflows exclude interest charges, as these will be recognized as an expense when incurred.

•Tell us how you considered the preferential rights to $1.2 billion in cash distributions from the operations of the Facility attributable to the Class B Units, as disclosed on page 22, and whether and to the extent these potential distributions impacted your undiscounted cash flow analysis; and

Response: We acknowledge the Staff’s comment and note that the cash flows resulting from the settlement of the Class B Units issued under our Senior Credit Agreement were not included in our recoverability test. As discussed above, the Class B Unit liability and the liabilities related to outstanding amounts under the Senior Credit Agreement were excluded from the Asset Group. Accordingly, the related cash outflows were also excluded.

•Evaluate for us whether the assumptions used in developing your undiscounted cash flow analysis are reasonable in relation to the assumptions used in developing the fair value of the liability related to the Class B Units, as discussed in ASC 360-10-35-30. Describe for us the similarities and differences in the assumptions used.

Response: We acknowledge the Staff’s comment and note that both the impairment model and the Class B Unit fair value model use the same assumptions, with limited

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differences. These differences would not change the conclusion of the recoverability of the Asset Group, and had an inconsequential difference to the concluded fair value of the Class B Units.

Class B Units, page F-29
3.We note the fair value of the Class B Units at December 31, 2023 was $3.6 million. We also note disclosure related to significant amounts of preferential rights related to the Class B Units here and on page 22 (i.e., $1.2 billion). Please clarify for us with specificity the relationship between these amounts and the reason for the significant disparity between the fair value of the units and the amounts disclosed as preferential rights. Please also clarify the disclosure related to these amounts. For example, address whether the reference to $1.2 billion on page 22 relates solely to Class B units, and reconcile the $1.2 billion amount to the disclosure on page F-29, under Class B Units.

Response: We acknowledge the Staff’s comment and will revise future disclosures to provide additional specificity regarding the relationship between the fair value of the Class B Units and the disclosed preferential rights, including clarifying that the $1.2 billion amount relates to both the loans (Tranches A, B, C, C+, & D) advanced under the Senior Credit Agreement as well as the Class B Units of BKRF HCB, LLC.

Relationship Between the Fair Value and Preferential Rights
The preferential rights associated with the Class B Units are tied to the terms of the Tranche A and Tranche B loans under the Senior Credit Agreement and the ability of the Class B Units to allow senior lenders to achieve a 2.0x multiple of invested capital (“MOIC”). Specifically:
•In connection with advances of Tranche A and Tranche B Loans under the Senior Credit Agreement, the senior lenders were issued Class B Units in BKRF HCB, LLC.
•The Class B Units provide the senior lenders with preferential rights to achieve a 2.0x MOIC on their Tranche A and Tranche B Loan amounts, through their rights to distributions under the Class B Units, if the Tranche A and Tranche B Loans are extinguished before achieving the 2.0x MOIC through interest, fees and principal repayments under the terms of the Tranche A and Tranche B loans in the Senior Credit Agreement. For example, if the return to the senior lenders under the Tranche A and Tranche B loans was 1.8x MOIC, the Class B Units would allow the holders to receive additional returns up to a 2.0x MOIC through distributions to the Class B Unitholders. The Class B Units are freestanding financial instruments, whose underlying is the returns under the Tranche A and Tranche B loans.
•Additionally, if a 2.0x MOIC is achieved before the fifth anniversary of the Commercial Operations Date, the Class B Units are entitled to receive 5% of distributable cash from BKRF HCB, LLC during the remaining period until the fifth anniversary of the Commercial Operations Date (the “Class B Distribution Period” end on the later of the Class B MOIC equaling 2.0x or a date that is five years after the Commercial Operations Date).

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Of the $1.2 billion preferential right referenced on page 22, $795.2 million is related to the combined preferential right under the terms of the Tranche A and Tranche B Loans under the Senior Credit Agreement as well as the Class B Units. This amount represents a 2.0x MOIC on the $397.6 million borrowed under Tranche A and Tranche B Loans. Based on terms of the Senior Credit Agreement and our projections as of December 31, 2023, the Senior Lenders are expected to receive $718.5 million of their preferential rights through the cash flows of the Tranche A and Tranche B Loans under the Senior Credit Agreement. As a result, the expected preferential rights associated with the Class B Units equates to $76.7 million, assuming there is distributable cash available.

The fair value of the Class B Units, reported as $3.6 million as of December 31, 2023, represents the option value associated with the possibility that future cash flows will be sufficient to trigger distributions to the Class B Units (as the Class B Units were valued using a Monte Carlo simulation model).

As of December 31, 2023, based on our forecasts, the potential value of the Class B Units, if a 2.0x MOIC is achieved, was estimated at $76.7 million. However, our forecasted distributions available over the Class B Distribution Period indicated no distributions to the Class B Units. While no distributions were forecasted to the Class B Units, the $3.6 million fair value reflects the option value for changes in future cash flows that could allow distributions to the Class B Units. This disparity between the fair value and the preferential rights arises from the significant dependency of the Class B Units’ value on the cash flow projections of BKRF HCB, LLC.

Clarifications to Future Disclosures
To clarify our disclosures, we plan to revise future disclosures to the following:
•Clearly distinguishing the $1.2 billion preferential right amount as including both (a) the amounts related to the Tranche A and Tranche B Loans under the Senior Credit Agreement and (b) the potential returns tied to the Class B Units. For example, on page 22, we plan to expand the disclosure to include the following:

Of the total preferential right of $X.X billion, $X,XXX.X million is related to the repayment of principal, interest, and fees associated with the loans outstanding under the Senior Credit Agreement, and the remaining $XX.X million is related to distributions and the ultimate redemption of the Class B Units.”

•Explaining the dependency of the Class B Units’ fair value on expected cash flows and the interrelation with the Tranche A and Tranche B Loans under the Senior Credit Agreement. For example, we plan to expand the discussion of the Class B Units in the debt footnote to highlight that the cash flows under the Tranche A and Tranche B loans are an underlying to the potential distributions received under the Class B Units.

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Form 10-Q For the quarterly period ended September 30, 2024

Inventories, page 14

4.We note to the extent the aggregate market value of your weighted-average inventories subsequently increases, you recognize an increase in the value of your inventories (not to exceed cost) and a gain in your statements of operations. Please explain to us how you determined the basis for this aspect of your accounting.
Response: We acknowledge the Staff’s comment and supplementally provide the staff with detail described below regarding the basis for subsequent accounting of inventory. We would like to clarify that the referenced disclosure was intended to address the application of interim reporting guidance under ASC 270-10-45-6(c). Specifically, ASC 270-10-45-6(c) permits the reversal of previously recorded inventory write-downs in interim periods if facts and circumstances change, such that no loss is expected for the fiscal year. Under this guidance, to the extent the aggregate market value of inventories increases in subsequent interim periods, a write-down recognized in a prior interim period may be reversed, provided it does not exceed the original cost. This is also consistent with SAB Topic 5.BB, Inventory Valuation Allowance. Additionally, we would like to clarify that no gain was recognized for the quarterly period ended September 30, 2024.

However, we recognize that ASC 330-10-35-14 prohibits the reversal of inventory write-downs after fiscal year end.

We propose revising our future filings with the following statement in order to clarify our disclosures:

“To the extent the aggregate market value of our weighted-average inventories subsequently increases in an interim period within the same fiscal year, we recognize an increase to the value of our inventories (not to exceed cost) and a reduction of the previously recognized loss in our statements of operations. Any reduction of our weighted- average inventories as of our fiscal year-end would not be increased subsequent to that date.”

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Securities and Exchange Commission
December 19, 2024
11

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned should you have any questions or comments regarding this response. Thank you very much for your attention to this matter.
Very truly yours,
Global Energy Holdings, Inc.
By: /s/ Wade Adkins
Wade Adkins
Chief Financial Officer